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MILWAUKEE, WISCONSIN 53202-5615
TEL 414.273.3500 FAX 414.273.5198
www.GKLAW.COM
Direct: 608-284-2226
pkrill@gklaw.com

        September 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE: Ultra Series Fund – Target Date Funds
(Registration Nos: 002-87775 and 811-04815)

Ladies and Gentlemen:

In accordance with Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, filed herewith via EDGAR on behalf of the Ultra Series Fund (the “Trust”), and certain of its series (consisting of the Madison Target Retirement 2020 Fund, Madison Target Retirement 2030 Fund, Madison Target Retirement 2040 Fund, and Madison Target Retirement 2050 Fund), please find a Preliminary Proxy Statement relating to a Special Meeting of the Trust’s shareholders to be held on November 13, 2023. We anticipate mailing definitive copies of the proxy statement to shareholders on or about October 2, 2023.

If you have any questions concerning this filing, please do not hesitate to contact me directly at (608) 284-2226.
Very truly yours,

GODFREY & KAHN, S.C.

                            /s/ Pamela M. Krill

Pamela M. Krill

29865696.2
OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.
GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.